Schlitt Investor Services, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	31,641
Accounts Receivable		12,480
Prepaid expenses		1,831
Total assets	$	45,952

Liabilities and Stockholders' Equity

Liabilities

Payable to related party	$	11,141
Accrued Expenses		5,857
Total liabilities		16,998

Commitments and contingencies

Stockholders' equity

Common stock, $1 per value, 10,000 shares authorized,		
200 shares issued and outstanding		200
Additional paid-in capital		52,143
Retained earnings (accumulated deficit)		(23,389)
Total stockholders' equity		28,954
Total liabilities and stockholders' equity	$	45,952

The accompanying notes are an integral part of these financial statements.